			     UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549

			      SCHEDULE 13D


		Under the Securities Exchange Act of 1934
			   (Amendment No. __)*

			Ohio Casualty Corporation
			     (Name of Issuer)

		Common Shares, Par Value $.125 Per Share
		     (Title of Class of Securities)

				677240103
			      (CUSIP Number)


	    Debra K. Crane, Senior Vice President and General Counsel
	Ohio Casualty Corporation, 9450 Seward Road, Fairfield, Ohio  45014
				(513) 603-2213
		(Name, Address and Telephone Number of Person
	      Authorized to Receive Notices and Communications)

				June 8, 1997
	  (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 0.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

				SCHEDULE 13D
			    CUSIP No.  677240103

(1)  NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Howard L. Sloneker III

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)  0

		(b)  1
(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*

	Not applicable

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)

	Not applicable

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)     SOLE VOTING POWER

	522,532

(8)     SHARED VOTING POWER

	3,488,705

(9)     SOLE DISPOSITIVE POWER

	522,532

(10)    SHARED DISPOSITIVE POWER

	3,488,705

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,011,237

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	Not applicable

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

(14)    TYPE OF REPORTING PERSON*

	Individual  (IN)

Item 1.   Security and Issuer.
------------------------------

	Title of class:           Common Shares, par value $.125 per share
	Name of issuer:                 Ohio Casualty Corporation
	Address of principal
	  Executive office of issuer:   9450 Seward Road
					Fairfield, Ohio 45014


Item 2.   Identity and Background
---------------------------------

	(a)   Name of person filing.

	Howard L. Sloneker III

	(b)   Business Address of person filing.

	9450 Seward Road
	Fairfield, Ohio  45014

	(c) Present principal occupation of person filing and name, principal business and address of any corporation or other organization in which such employment is conducted.

	      Mr. Sloneker is the Senior Vice President and Secretary of Ohio Casualty Corporation (the "Company") and its operating subsidiaries, which engage in the property and casualty insurance business at 9450 Seward Road, Fairfield, Ohio 45014.

	(d) During the last five years, Mr. Sloneker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) During the last five years, Mr. Sloneker has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)   Citizenship.

		United States of America


Item 3.   Source and Amount of Funds or Other Consideration.
------------------------------------------------------------

	1,796,826 common shares being reported in this Schedule 13 D are held in the Howard L. Sloneker, Jr. Trust (the "Trust"), for which Howard L. Sloneker Jr. served as trustee. Upon the death of Howard L. Sloneker, Jr. on June 8, 1997, Mr. Sloneker III and Mrs. Louise F. (Sloneker) Maison became co-trustees in accordance with the terms of the Trust. Mrs. Louise F. (Sloneker) Maison is the widow of Howard L. Sloneker, Jr.

Item 4.   Purpose of Transaction.
---------------------------------

	Mr. Sloneker holds his common shares of the Company for investment purposes. Mr. Sloneker has no plans or proposals which relate to or would result in:

	(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as follows:

	the Trust plans to sell up to 1,000,000 common shares in open market transaction(s) beginning in August of 2001.

	(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

	(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

	(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) Any material change in the present capitalization or dividend policy of the Company;

	(f) Any other material change in the Company's business or corporate structure;

	(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

	(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or

	(j)   Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
-----------------------------------------------

	(a)   Aggregate amount beneficially owned:   4,011,237 common shares
							(1) (2) (3) (4) (5)
		Percentage of class:  6.7% (7)

	(b)   Number of Common Shares as to which such person has

		(i)   Sole power to vote or to direct the vote:

		       522,532 common shares (1) (2) (3)

		(ii)   Shared power to vote or direct the vote:

			3,488,705 common shares  (4) (5) (6)

		(iii)   Sole power to dispose or to direct the disposition of:

			 522,532 common shares (1) (2) (3)

		(iv)   Shared power to direct the disposition of:

			 3,488,705 common shares  (4) (5) (6)

		    (1) Includes 432,288 common shares owned of record and
			beneficially by Mr. Sloneker as to which he has sole voting and investment power.

		    (2) Includes 84,333 common shares that Mr. Sloneker has
			the right to acquire upon the exercise of presently exercisable stock options granted under the Ohio Casualty Corporation's 1993 Stock Incentive Program.

		    (3) Includes 5,911 common shares held in Mr. Sloneker's
			account in The Ohio Casualty Insurance Company Employee Savings Plan. Mr. Sloneker has sole voting power with respect to these shares. Mr. Sloneker also holds investment power with respect to these shares, subject to the terms of the Plan.

		    (4) Includes 7,415 common shares owned of record and
			beneficially by Mr. Sloneker's spouse and children. Although Mr. Sloneker may be deemed to share voting and investment power with respect to these shares by virtue of his wife and children's ownership thereof, he disclaims any beneficial ownership of such shares.
			The filing of this statement shall not be construed as an admission that Mr. Sloneker is, for the purposes of
			Section 13 (d) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder, the beneficial owner of such common shares.

		    (5) Includes 1,796,826 common shares held in the Howard L.
			Sloneker, Jr. Trust as to which Mr. Sloneker III and Mrs. Louise F. (Sloneker) Maison share investment and voting power as co-trustees. Mrs. Louise F. (Sloneker) Maison's address is 565 Valley Club Road, Santa Barbara, California 93108. During the past five years, Mrs. Maison, who is a citizen of the United States, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		    (6) Includes 1,684,464 common shares held by The Ohio
			Casualty Insurance Company Employee Retirement Plan (the "Retirement Plan"). Mr. Sloneker is one of the three members of the Retirement Committee (the "Committee") that administers the Retirement Plan.
			In his capacity as a member of the Committee, he shares the voting and investment power with respect to such shares with the other members of the Committee. The filing of this statement shall not be construed as an admission that Mr. Sloneker is, for the purposes of
			Section 13 (d) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder, the beneficial owner of such common shares.

			The other members of the Committee are Mr. Jack E. Brown and Mr. Stephen S. Marcum, both of whom are citizens of the United States and whose business address is 9450 Seward Road, Fairfield, Ohio 45014. During the past five years, none of these gentlemen have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		    (7) Based upon 60,075,112 issued and outstanding common
			shares as of July 31, 2001.

	(c)   Other transactions by person filing:

		None.

	(d) Other than the shares described in notes (4), (5) and (6) to paragraph (b) to this Item 5, no person other than Mr. Sloneker is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any shares reported in this statement.


Item 6.   Contracts, Arrangements, Understandings or Relationships with
-----------------------------------------------------------------------
	  Respect to Securities of the Issuer.
	  ------------------------------------

	  Other than the arrangements, understandings and relationships described in Item 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sloneker and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be filed as Exhibits.
-------------------------------------------

	Not applicable.


Signature.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  August 2, 2001                  /S/   Howard L. Sloneker III
					________________________________
						Howard L. Sloneker III